

Mailstop 3561

May 26, 2017

Bradley J. Dickerson
Chief Financial Officer
Blue Apron Holdings, Inc.
5 Crosby Street
New York, New York 10013

> **Re:** **Blue Apron Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 11, 2017**
> **CIK No. 0001701114**

Dear Mr. Dickerson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

If we fail to cost-effectively acquire new customers or retain our existing customers. . ., page 17

1. You disclose that if a "greater than expected proportion of [y]our customers in any period reduce or cease their purchases . . . ." Revise to disclose the approximate expected proportion, with a view to putting this risk in context.

Management's Discussion and Analysis of Financial Condition

Key Factors Affecting Our Performance

Marketing Efficiency, page 62

2. We reviewed your response to prior comments 10-12 including the tables and additional analysis entitled "Customer Lifecycle Management and Market Efficiency" on pages 61-64. Please help us understand how the cohorted cumulative net revenue per customer for the periods presented demonstrates that you have an efficient return on your marketing expenses. Please be detailed in your supplemental explanation. An illustrative example of how this chart depicts the efficacy of your marketing costs, considering the chart includes Customers who have placed one or many orders over periods ranging from 6 months to 3 years, would facilitate our understanding of the trend the chart is intended to depict.   In this regard, please address the following:

   - Clarify why you have chosen to use a 6-month period following a Customer's first purchase to illustrate your efficiency;
   - Given the size of your marketing efforts, tell us how this table illustrates your ability to retain customers when all Customers, even those who have only placed one order from January 1, 2014 - September 30, 2016, are included in this table; and
   - Tell us how Customers you have acquired but not retained are captured in your presentation.

Components of Our Results of Operations

Net Revenue, page 60

3. We note your response to comment 13. Please revise your disclosure to state, as you do in your response, that the increase in net revenue from 2015 to 2016 and 2014 to 2015 was not primarily driven by changes in the contribution to net revenue from existing customers and quantify the amount of increase in net revenues attributable to new customers or customer acquisition, as previously requested.

Marketing, page 68

4. We have read your response to comment 30. Please tell us whether your customer referral program allows referring customers to receive promotional meals or other discounts or whether the promotion redemptions are limited only to new customers. If existing customers can obtain a promotion through a referral, please explain that process including the timing and amount of expense recognition. Please also explain why the

cost for fulfilling a complimentary meal delivery is recorded to marketing expense when delivered as opposed to when the complimentary meal obligation is incurred.

Part II

Item 17. Undertakings, page II-4

5. We note your response to comment 34. As the undertaking set forth in Item 512(a)(6), and Rule 159A from which the undertaking is derived, apply to all primary offerings of securities, we reissue the comment.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Benjamin C. Singer, Esq.
        Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
        David A. Westenberg, Esq., Wilmer Cutler Pickering Hale and Dorr LLP